Filed by TAL International Group, Inc.
pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: TAL International Group, Inc.
Commission File No. 001-32638
Date: May 11, 2016
Dear colleagues:

We are very pleased to announce that the U.S. Securities and Exchange Commission (the SEC) has declared the Form S-4 registration statement effective.   Following this declaration, TAL scheduled its shareholder vote for the merger on June 14th, and subject to the approval of the transaction by TAL’s shareholders and the satisfaction of other customary closing conditions, we expect the merger to close on or about June 16th.  We are excited to have the closing date in view!

The accounting and finance teams of TAL and Triton have been working exceptionally hard since the merger was announced to bring us to this point.  Their work on the S-4 registration statement coincided with their usual busy season surrounding the year-end close to create a very formidable, double challenge.  Please join us in thanking and congratulating them for their outstanding efforts.

Many other groups in both our companies have also been working extra hours to get us ready for the merger.  As we have described in other notes, the organizational plans for the new combined company are mostly complete, and we have recently been developing detailed operating plans for the early days of the merger.  Many aspects of the planning process have been challenging and we were forced to make many difficult choices.  We have now come a long way in building our mutual understanding of each other’s businesses and in laying the foundations for a new, best-in-class company.

There is still much to do before and after we close to bring Triton and TAL together as one, high-performing organization, but we are encouraged and energized to have an official target for the closing date.  We entered this merger because we believed the combination of TAL and Triton would improve all aspects of our business performance.  Now, with the benefit of all of our work to date, we are even more confident that the new company we are creating - Triton International - will truly be something special.  We are looking forward to the closing date and our Day One launch with great anticipation.

Again, thank you for your hard work and patience.

Sincerely,

Brian and Simon

Important Cautionary Information Regarding Forward-Looking Statements
Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding our views, estimates, plans and outlook, industry, future events, the proposed transaction between Triton and TAL, the estimated or anticipated future results and benefits of Triton and TAL following the transaction, including estimated synergies, the likelihood and ability of the parties to successfully close the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Triton and TAL management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Triton’s and TAL’s respective businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Triton and TAL operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Triton and TAL operate; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Triton’s or TAL’s management team; the ability of the parties to successfully close the proposed transaction; failure to realize the anticipated benefits of the transaction, including as a result of a delay in completing the transaction or a delay or difficulty in integrating the businesses of Triton and TAL; uncertainty as to the long-term value of Triton International Limited (“Holdco”) common shares; the expected amount and timing of cost savings and operating synergies; failure to receive the approval of the stockholders of TAL for the transaction, and those discussed in TAL’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2015 under the heading “Risk Factors,” as updated from time to time by TAL’s Quarterly Reports on Form 10-Q and other documents of TAL on file with the SEC and in the registration statement on Form S-4 that was filed with the SEC by Holdco. There may be additional risks that neither Triton nor TAL presently know or that Triton and TAL currently believe are immaterial which could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Triton’s and TAL’s expectations, plans or forecasts of future events and views as of the date of this communication. Triton and TAL anticipate that subsequent events and developments will cause Triton’s and TAL’s assessments to change. However, while Triton and TAL may elect to update these forward-looking statements at some point in the future, Triton and TAL specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Triton’s and TAL’s assessments as of any date subsequent to the date of this communication.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information
This communication is not a solicitation of a proxy from any stockholder of TAL. In connection with the proposed transaction, as stated above, Holdco has filed a registration statement on Form S-4 with the SEC on May 6, 2016 that includes a prospectus of Holdco and also includes a proxy statement of TAL. The registration statement has been declared effective by the SEC. TAL will commence mailing the proxy statement/prospectus to its stockholders on or about May 9, 2016. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION. You are able to obtain the proxy statement/prospectus, as well as other filings containing information about TAL and Triton International Limited free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to TAL International Group, Inc., 100 Manhattanville Road, Purchase, New York 10577, Attention: Secretary.
The respective directors and executive officers of Triton, TAL and Holdco and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TAL’s directors and executive officers is available in the Form 10-K/A filed with the SEC on April 22, 2016 and in its proxy statement filed with the SEC on May 9, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and their respective interests are included in the proxy statement/prospectus filed with the SEC on May 9, 2016.